[Super 8 Motel Developers, Inc. Letterhead]

October 24, 2001

ATTENTION: WORLD SERVICES, INC. SHAREHOLDERS

Tender Offer and Withdrawal Rights Extended until December 11, 2001.

Dear Shareholder:

    By now you should have received a packet of materials from our company, Super 8 Motel Developers, Inc., dated October 3, 2001, relating to our offer to purchase all of the outstanding World Services, Inc. common stock for a purchase price of $0.85 per share. As noted in those materials, our tender offer was originally scheduled to expire on October 31, 2001; however, we have extended our offer and withdrawal period until December 11, 2001, to allow additional shareholders to participate and to allow the special meeting of World Services' shareholders to be held prior to the expiration of our offer.

    If you have already sent us your Letter of Transmittal and share certificates, you do not need to do anything further to tender your shares unless we contact you, but you will still need to vote in favor of the amendment to the Articles of Incorporation when you receive the proxy materials from World Services.

    As we explained in the materials previously sent to you, our tender offer is conditioned upon shareholders tendering at least a majority of World Services' shares, and not withdrawing them, on or before the expiration date. In addition, shareholders must approve an amendment to the World Services Articles of Incorporation at a special shareholders' meeting. The new expiration date, December 11, 2001, is the earliest date we expect that World Services will be able to hold the special meeting. All other terms and conditions of the Offer to Purchase remain in effect.

    Shortly after a majority of the shares are tendered, World Services will be sending you proxy materials regarding the special shareholders' meeting to vote on the amendment. If you offer to sell your shares to us, the amendment will not affect your rights as a selling shareholder in any way; however, it is very important that you vote in favor of the amendment because we will not complete the tender offer and pay you for your shares unless the amendment is adopted. Since World Services is not required to call the special meeting until a majority of shares have been tendered, the date of the special meeting and completion of the tender offer could be further delayed if a majority of shares are not tendered on or shortly after the original October 31, 2001expiration date. Therefore, if you want to sell your shares, it is important for you to tender them right away to increase the likelihood that the tender offer will be successful and to receive your payment as quickly as possible.

    While we are not currently planning to do so, we may extend our offer and withdrawal rights beyond December 11, 2001, if all the conditions to our offer have not been fulfilled by that date or for other reasons in our discretion. Any further extension will be publicly announced no later than 9:00 a.m. Central time, on the next business day after the previously scheduled expiration date by issuing a press release and publishing an announcement in designated newspapers.

    If you want to sell your shares and have not already tendered them, you should immediately follow the instructions in the materials that were previously sent to you, and you must also vote in favor of the amendment to the Articles of Incorporation when you receive World Services' proxy materials. If the conditions are fulfilled, we will accept and pay for all shares that have been validly tendered promptly after the special meeting. Tendered shares may be withdrawn at any time until December 11, 2001, or any extended expiration date.

    Thank you for considering our offer. If you did not receive our original mailing, need another copy of the Letter of Transmittal or if you have any other questions, please do not hesitate to call my office at (605) 229-8899 or fax your request to (605) 229-8914.

Sincerely,

/s/ HARVEY AMAN

Harvey Aman
President and Chief Operating Officer
Super 8 Motel Developers, Inc.